

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 11, 2011

Mr. Yulu Bai
Chief Executive Officer
China Forestry Industry Group, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People's Republic of China

>   **Re: China Forestry Industry Group, Inc.**
>   **(f/k/a Phoenix Energy Resource Corporation)**
>   **Amendment No. 2 to Form 8-K**
>   **Filed January 11, 2011**
>   **File No. 000-52843**

Dear Mr. Bai:

We have reviewed your response letter dated January 7, 2011 and your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comments one, two, and three from our letter dated December 3, 2010. In your response, you discussed what you plan to do in the future with regard to maintaining books and records in U.S. GAAP. However, you did not discuss what you do currently. As such, we are re-issuing our prior comment two and three since it is unclear to us how you converted your books and records from PRC GAAP to U.S. GAAP for the fiscal year ended December 31, 2009 and 2008 and the fiscal quarters ended September 30, 2010 for Bingwu Forestry.

2. We note your response to comments four and five from our letter dated December 3, 2010. However, with regard to your CFO, you did not describe his specific U.S. GAAP background as requested in comment number five. As such, with regard to your CFO tell us:

- the relevant education and ongoing training he has related to U.S. GAAP;
- whether he holds and maintains any profession designation such as a Certified Public Accounting (U.S.) or Certified management Accountant; and
- about his professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Description of Business, page 3

Business Overview, page 3

3. We note your response to comment nine in our letter dated December 3, 2010. You state that you have entered into an agreement with Red Star Macalline Furniture Mall's Guiyang store. If material, please discuss the terms of this agreement, including any provisions for expansion to other Red Star Macalline Furniture Mall's stores.

Reverse Acquisition of Bingwu Forestry, page 4

4. It appears that the following series of transactions was intended to set up Aosen Forestry as a wholly foreign-owned enterprise with the purpose of becoming a reporting company with the SEC:

- The acquisition by Aosen Forestry (an entity 66% owned by Mr. Yulu Bai) of Silvan Flooring on May 9, 2009;
- The incorporation of Bingwa Forestry in Hong Kong in April 9, 2010 with Ms. Ren Ping Tu (wife of Mr. Yulu Bai) as the sole shareholder;
- The entry into an option agreement between Ms. Ren Ping Tu and Mr. Yulu Bai on May 17, 2010 giving Mr. Bai the option to purchase Ms. Tu's shares in Bingwa Forestry, including any shares delivered to the Ms. Tu in exchange for her ordinary shares, in a future merger, reorganization, consolidation, sale or other disposition of the Bingwa Forestry's securities;
- The acquisition by Bingwa Forestry on May 18, 2010 of Aosen Forestry;
- The issuance by Bingwa Forestry of $2.4 million of convertible notes on July 23, 2010 and $2.4 million of convertible notes on September 7, 2010; and
- The acquisition of Bingwa Forestry by Phoenix Energy Resource Corporation on November 1, 2010 for the issuance of 20.5 million shares to Ms. Ren Ping Tu (which Mr. Yulu Bai has an option to purchase).

Please clearly disclose the purpose and effect of each of these transactions.

Customers, page 8

5. Please update your list of top customers to also include your top customers in the nine month period ended September 30, 2010.

Competition, page 8

6. You disclose that you "believe that having our own regenerative source of raw materials puts us ahead of most of our competitors in terms of securing long-term raw materials, maintaining reasonable margins, and ensuring continued productions." Please disclose the percentage of raw materials you obtain from your land use rights to forestry land.

7. In your response to comment 24 in our letter dated December 3, 2010, you state that a form of joint management agreement will be filed as Exhibit 10.28 to your amended Form 8-K. Please amend your filing to include this agreement. In addition, please discuss these payments in your management's discussion and analysis, including the range of the pre-determined percentage of sales revenues that the local authorities receive.

Intellectual Property, page 10

8. Please disclose whether the assignment of the trademark "Silvan" from GST to Aosen Forestry has received the relevant government approval.

PRC Government Regulations, page 11

Dividend Distributions, page 13

9. We note your response to comment 29 from our letter dated December 3, 2010; however, it appears that you did not base your response on Rules 5-04 and 12-04 of Regulation S-X. We also note your disclosure on page 13 of your Form 8-K/A filed on January 11, 2011 which states; "Substantially all of our sales are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital." As such, based on Rules 5-04 and 12-04 of Regulation S-X, tell us why your believe parent only financial statements are not required.

10. Please disclose here and in your management's discussion and analysis whether your PRC subsidiaries have had accumulated after-tax profits (determined in accordance with PRC GAAP) in the last two years and most recent interim period. Also disclose whether your PRC subsidiaries have allocated at least 10% of their annual after-tax profits to a statutory general reserve fund. Disclose the current level of your reserve fund in relation to your registered capital requirements.

Circular 75, page 13

11. Please disclose here and under the related risk factor on page 22 whether all of your PRC resident beneficial holders have complied with Circular 75 and Notice 106 and filed all the necessary registrations with SAFE. If not, disclose the extent of the non-compliance, identifying those shareholders who have not complied.

Mergers and Acquisitions, page 14

12. We note your response to comment 27 in our letter dated December 3, 2010. Please disclose the bases for counsel's opinion that the acquisition of Aosen Forestry, including the option agreement between Ms. Ren Ping Tu and Mr. Yulu Bai, does not constitute a round-trip investment.

13. Please disclose why the option agreement between Ms. Ren Ping Tu and Mr. Yulu Bai was entered into on May 17, 2010, almost six months before the reverse merger transaction between Phoenix Energy Resource Corporation, now China Forestry Industry Group, Inc., and China Bingwu Forestry Group Limited was completed on November 1, 2010.

Risk Factors Related to Our Business, page 15

14. We note your response to comment 10 in our letter dated December 3, 2010. Specifically, we note the last two paragraphs in your response. We also note your deletion of the risk factor beginning with "Our products often are subject to government…" Please amend this section to include a risk factor explaining that your products are subject to several government tests, that you work with government quality inspection organizations to examine if your products satisfy the criteria to be sold to market, and the risk your business faces should you introduce a new product to market and fail to pass these tests, as discussed in your response.

Properties, page 36

15. We note your response to comment 23 in our letter dated December 3, 2010. In your response you state that your new production facility obtained approval from the local authorities, the Guizhou Land Resource Department, but awaits final approval from the provincial government. We also note that your current plant awaits approval from the

local authorities. Please revise your response to discuss whether your current plant will be required to obtain approval at the provincial level, as well.

16. Additionally, we note that you expect to complete your new facility by mid-2012. Please revise your disclosure to discuss when you anticipate receiving land use rights approval from the provincial government for this land including the underlying basis for your belief that you will receive approval by that date.

Management's Discussion and Analysis…, page 25

General

17. We note your response to comment 30 in our letter dated December 3, 2010. Please amend your filing to disclose when you sought approval for land use rights and how long you have used the land without formal land use rights to your corporate headquarters. Additionally, please discuss in this section what impact a failure to receive these rights may have on your business, and any remedies or appeals processes available should you be denied formal land rights initially.

Liquidity and Capital Resources, page 30

18. We note your response to comment 35 in our letter dated December 3, 2010, including that the loan from Mr. Bai for RMB 40,000,000 was used to acquire forestry land use rights in January 2010. We also note that you have been repaying Mr. Bai periodically since August 2010. Disclose why Aosen Forestry obtained a loan from Mr. Bai for the land use rights rather than using other forms of financing. Disclose what land use rights Aosen Forestry obtained. Revise your disclosure to include the material terms of this agreement, such as whether there is a formal payment schedule and what interest rates or penalties for late payments apply. Additionally, please revise your disclosure to state whether this agreement is in writing and if so, please file this agreement as an exhibit. Lastly, we note that on page 31 under the heading "Obligations under Other Material Contracts" you state that except for bank loans disclosed in the table on the same page that you have no obligations to pay cash or deliver cash to any other party. Please reconcile or revise this statement to account for the loan by Mr. Bai.

19. Please discuss and quantify the expected impact on your liquidity and capital resources of your growth strategy, including the building of your new manufacturing facility, obtaining land use rights and expanding your flagship stores from 8 to 100 stores.

Properties, page 36

20. We note your response to comment 38 in our letter dated December 3, 2010. Please clarify what rights, including land use rights, GST has in your eight flag ship stores. You state that six stores are leased by GST, and two stores are leased by non-GST parties.

However, you also state that you initially put ownership of the flagship stores under GST. Please revise this section to clarify ownership versus leasing as the property interest in these stores, and to clearly reflect the information provided in the table below your discussion. Disclose the material terms of your commercial arrangements with GST and the non-GST parties with respect to the flag ship stores and file the agreements as exhibits.

21. Please disclose whether you have obtained the relevant government certificates for your employees' housing facilities.

Unaudited Consolidated Financial Statements of China Bingwu Forestry Group Limited

22. Please revise to provide the interim financial statements for the nine months ended September 30, 2010. We note such financial statements were filed as Exhibit 99.1 in your Form 8-K/A filed on December 20, 2010.

1. Business Organization, page F-7

23. We note your response to comment 39 from our letter dated December 3, 2010. It is still unclear to us whether the acquisition of QAF by CBF is accounted for as a reverse acquisition. Please provide us with the basis for your accounting by references the appropriate accounting literature. In addition, tell us how you considered entities under common control accounting.

2.14 Accounts Receivable, page F-10

24. We note your response to comment 43 from our letter dated December 3, 2010 and your statement that the terms of sales vary mainly for delivery method. However, your statement is under "Accounts Receivable" disclosure. Please tell us in detail how terms of sales vary. Tell us your different delivery methods and how terms of sales vary for each delivery method. Tell us how different delivery methods affect accounts receivable.

2.16 Property and Equipment, page F-11

25. We note your response to comment 44 from our letter dated December 3, 2010 and your statement that machinery totaling $3,547,813 is depreciated for more than 10 years. Please tell us specifically the number of years over which your machinery is depreciated and provide us with specific reasons for why the depreciation period is appropriate.

16. Common Stock, page F-24

26. We note your response to comment 47 from our letter dated December 3, 2010 and that 3,791,740 shares of $1 each at par value were issued out of additional paid in capital. In this regard, please tell us who received the 3,791,740 shares of common stock. Tell us if

certain specific shareholders received this common stock or if all the shareholders received the common stock proportionately. Tell us if third party non-shareholders or employees received the common stock. Refer to your basis in accounting literature.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-52

27. In the first paragraph, please disclose that you are accounting for the transaction as a reverse acquisition and recapitalization with CBF as the accounting acquirer and PNXE as the accounting acquiree.

Unaudited Pro Forma Condensed Consolidated Statement of Income, pages F-53 and F-55

28. Since this is a reverse acquisition, please provide adjustments to eliminate the historical income and expenses of PNXE.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Via facsimile to (202) 354-4848
        Joseph R. Tiano
        Dawn Bernd-Schulz
        Pillsbury Winthrop Shaw Pittman LLP